SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number : 1-14118

PRESS RELEASE #15/05

GRAFIKOM ACQUIRES CANADIAN COMMERCIAL AND
SPECIALTY PRINTING NETWORK FROM QUEBECOR WORLD

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

November 15, 2005                                                                                                                                   15/05

For immediate release                                                                                                                     page 1 of 2

GRAFIKOM ACQUIRES CANADIAN COMMERCIAL AND
SPECIALTY PRINTING NETWORK FROM QUEBECOR WORLD

Montréal, Canada – Quebecor World Inc. (NYSE:IQW, TSX: IQW.SV) and Grafikom L.P. ("Grafikom"), a newly formed entity, announced today that Grafikom has completed the acquisition of six of Quebecor World's Canadian facilities in a management buy-out. These facilities specialize in commercial and specialty printing. The purchase price for the transaction is C$53 million, subject to certain adjustments.

With annual revenue over C$100 million, Grafikom will rank as one of the largest commercial, digital and specialty printing networks in Canada. The operations include: MIL, Graphica, Printpak, Calgary, Jasper and Carlsbad.

Grafikom is led by a senior management team with extensive experience in the printing industry. Mr. Aivars Beikmanis, former President of the Quebecor World Specialty Group in Canada, will serve as Grafikom's President and Chief Executive Officer.

"This acquisition represents an exciting opportunity to continue offering responsive and innovative print management solutions to our clients through on-going investment in infrastructure and technology," said Mr. Beikmanis. "We are committed to ensuring a seamless transition for our clients and employees alike."

Grafikom and Quebecor World have agreed to extend their current working relationship whereby Quebecor World will continue to provide full web and in-line capability to Grafikom clients. For its part, Grafikom will continue to offer sheetfed and specialty printing to Quebecor World clients.

Quebecor World Inc. is the largest printer in Canada with a coast-to-coast network of more than 20 printing and related facilities. Quebecor World's Canadian operations have annual sales of more than US$900 million and specialize in the printing of magazines, catalogs, retail inserts, books, directories and direct mail. Quebecor World's global revenues in 2004 were US$6.6 billion.

For immediate release                                                                                                                     page 2 of 2

About Grafikom L.P.

With a corporate head office in Toronto, Grafikom operates one of the largest commercial sheetfed, digital and specialty printing networks in Canada. Currently, its six divisions include MIL, Graphica, Printpak, Calgary, Jasper and Carlsbad. Grafikom employs close to 600 people and operates facilities in Toronto (ON), Calgary (AB), Edmonton (AB), Sherbrooke (QC), Carlsbad (CA) and Guadalajara, Mexico.

About Quebecor World

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 34,000 employees working in more than 160 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Columbia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Aivars Beikmanis President and Chief Executive Officer Grafikom (416) 445-8800
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     November 15, 2005